Exhibit 99.1

 Aeterna Zentaris

______________________________________________________________________________________________________

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
ON MAY 8, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
and
MANAGEMENT INFORMATION CIRCULAR
 ________________________________________________________

This Notice and Management Information Circular,
along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and Management Information Circular or require assistance with voting your shares, please contact Georgeson Shareholder Communications Canada Inc. at 1-866-374-9878 or by email at askus@georgeson.com

March 21, 2013

Aeterna Zentaris

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") will be held at the offices of Norton Rose Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, on Wednesday, May 8, 2013, at 10:30 a.m. (Montreal time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2012, together with the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to determine their compensation;

4.
to consider and, if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the renewal of the Corporation's stock option plan, as amended, including the approval of such amendments as described in the management information circular, and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan;

5.
to consider and, if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) reconfirming and approving the Corporation's shareholder rights plan;

6.
to consider and, if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming an amendment to the Corporation's By-Law One to add an advance notice requirement for nominations of directors by shareholders in certain circumstances and to accordingly amend and restate the Corporation's By-Law One; and

7.	to transact such other business as may properly come before the meeting.
The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is March 15, 2013.
As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.
The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.
By order of the Board of Directors,
Elliot Shapiro
Corporate Secretary
Montreal, Quebec, Canada, March 21, 2013

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.
Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

Aeterna Zentaris

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1.    INTRODUCTION
This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") for use at the annual meeting of shareholders of the Corporation (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions. The Corporation has appointed Georgeson Shareholder Communications Canada Inc. ("Georgeson") as its soliciting agent. For this service, and other advisory services, Georgeson will be paid a management fee of $30,000 plus out of pocket expenses.
Information contained in this Circular is given as of March 21, 2013 unless otherwise specifically stated. The Corporation's directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all directors' and executive compensation information included in this Circular is presented in US dollars and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following annual average exchange rates: for the financial year ended December 31, 2012: €1.000 = US$1.286 and CAN$1.000 = US$1.001; for the financial year ended December 31, 2011: €1.000 = US$1.392 and CAN$1.000 = US$1.011; and for the financial year ended December 31, 2010: €1.000 = US$1.326 and CAN$1.000 = US$0.970.
On October 2, 2012, Aeterna Zentaris completed a consolidation of its issued and outstanding Common Shares on a 6-to-1 basis (the "Share Consolidation"). All references in this Circular to Common Shares and stock options outstanding prior to October 2, 2012 have been retroactively adjusted to reflect the Share Consolidation.
 SECTION 2.     INFORMATION CONCERNING VOTING AT THE MEETING
2.1    Your Vote is Important
As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These securityholder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.
2.2    Voting
You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.
You can choose from among three different ways to vote your Common Shares by proxy:

1.	by telephone;

2.	on the Internet; or

3.	by mail.

The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.
2.3    How to Vote — Registered Shareholders
You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
By Telephone
Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call toll-free in Canada 1-866-732-VOTE (8683) and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.
The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 6, 2013.
On the Internet
Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.
The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 6, 2013.
By Mail
Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 6, 2013 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 36 of this Circular.
If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
Please see the section titled "Completing the Form of Proxy" for more information.
In Person at the Meeting
You do not need to complete or return your form of proxy.
You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

2.4    How to Vote — Non-Registered Shareholders
The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.
You are a non-registered shareholder (a "Beneficial Owner") if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
There are two kinds of Beneficial Owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not so object (called "NOBOs" for Non-Objecting Beneficial Owners). Issuers can request and obtain a list of their NOBOs from their nominees via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. Aeterna Zentaris has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent, Computershare. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by any other voting methods described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.
With respect to OBOs, non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including NI 54-101, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.
Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.
The Corporation intends to pay for proximate intermediaries to send the proxy-related materials to OBOs.
By Proxy
Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.
In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.
In Person at the Meeting
Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.
All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

2.5    Completing the Form of Proxy
You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to all other matters to be voted upon. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.
When you sign the form of proxy without appointing an alternate proxyholder, you authorize Juergen Ernst or Juergen Engel, respectively the Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.
Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.
You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.
If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.
A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.
If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.
2.6    Changing your Vote
In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at the Corporation's registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.
SECTION 3.    VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS
3.1    Voting Shares and Quorum
As of March 15, 2013, there were 25,329,288 issued and outstanding Common Shares. Shareholders of record on March 15, 2013 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 15, 2013 during usual business hours at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting.
The Corporation's By-Law One provides that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.
3.2    Principal Shareholders
As of March 21, 2013, to the knowledge of the officers and directors of the Corporation based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4.    PRESENTATION OF THE FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011, 2010 and the auditors' report thereon will be submitted at the Meeting.
SECTION 5.    ELECTION OF DIRECTORS
The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the seven persons named in the table appearing on page 5 of the Circular (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.
On March 21, 2013, the Board of Directors adopted a majority voting policy to the effect that, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes "withheld" than votes "for" his or her nomination will be expected to offer to tender his or her resignation to the Board of Directors promptly following the meeting of shareholders at which the director is elected. The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") will consider such offer and make a recommendation to the Board of Directors as to whether to accept such resignation. The Board of Directors will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board of Directors deliberations and decisions pertaining to the resignation offer.
Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the seven nominees whose names are set out in the table below. Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Aubut, Marcel Quebec, Canada	Managing Partner Heenan Blaikie Aubut LLP (law firm)	1996	18,750
Dorais, José P.(2) Quebec, Canada	Partner Miller Thomson SENCRL / LLP (law firm)	2006	—
Egbert, Carolyn(2)(3) Texas, USA	Corporate Director	2012	—
Engel, Juergen Alzenau, Germany	President and Chief Executive Officer Aeterna Zentaris Inc.	2003	33,333
Ernst, Juergen(2) Brussels, Belgium	Chairman of the Board Aeterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	9,808
Lapalme, Pierre(4) Quebec, Canada	Corporate Director	2009	—
Limoges, Gérard(2)(4) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	1,499

_________________________

(1)
The Corporation does not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning Common Shares of the Corporation over which such persons exercise control or direction. This information was provided to the Corporation by the nominees individually.

(2)	Member of the Governance Committee.

(3)	Carolyn Egbert was appointed director on August 14, 2012 and has been a member of the Governance Committee since December 6, 2012.

(4)	Member of the Audit Committee.

Ms. Carolyn Egbert is the only candidate for election as director who was not elected as director at the Corporation's 2012 annual meeting of shareholders and her biographical information is set forth under Section 6.2.1.1, "Compensation of Executive Officers-Determining Compensation-Governance Committee".
To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation, except as described below:

a)
is, as at the date of this Circular or has been, within the ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity:

i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

•	Mr. Marcel Aubut served as a director of Albums DF Ltée from September 5, 1997 to September 16, 2003. This company became bankrupt on December 6, 2003.

•
Mr. Pierre Lapalme served as a director of Bioxel Pharma Inc. from October 2003 to January 2009. In December 2008, Bioxel Pharma filed a petition seeking protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and, following the court-approved sale of its assets under the CCAA in March 2009, the company made a voluntary assignment under the Bankruptcy and Insolvency Act (Canada) in April 2009.

•
Mr. Gérard Limoges has served since 1999 as a director of Supratek Pharma Inc., a company that was placed under Court protection under the CCAA in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009. In addition, Mr. Limoges was a director of Hart Stores Inc. when it sought protection under the CCAA on August 30, 2011. On February 27, 2012, the Quebec Superior Court sanctioned and approved the plan of compromise and arrangement filed by Hart Stores Inc. under the CCAA. Hart Stores Inc. is subject to a cease trade order issued by the Canadian securities regulatory authorities for failure to file annual and interim financial statements as well as the related management's discussion and analysis and CEO and CFO certifications within the prescribed periods.

SECTION 6.        DISCLOSURE OF COMPENSATION
6.1    Remuneration of Directors
The compensation paid to the Corporation's directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Corporation's directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Governance Committee. The Governance Committee is composed of four (4) directors, each of whom is independent, namely Messrs. José P. Dorais (Chair), Juergen Ernst, Gérard Limoges and Ms. Carolyn Egbert. One of the members of the Governance Committee, Juergen Ernst, is the Chairman of the Board.

The Board has adopted a formal mandate for the Governance Committee, which is appended to this Circular as Schedule D and is also available on the Corporation's website at www.aezsinc.com. The mandate of the Governance Committee provides that it is responsible for (i) assisting the Board in developing the Corporation's approach to corporate governance issues, (ii) proposing new Board nominees, (iii) assessing the effectiveness of the Board and its committees, their respective chairs and individual directors, and (iv) making recommendations to the Board with respect to directors' compensation.
The Corporation did not employ the services of any external compensation consultant in or with respect to the financial year ended December 31, 2012.
6.1.1    Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Corporation or its subsidiaries ("Outside Directors") on the following basis:

Type of Compensation	Annual Compensation for the year 2012 (in units of home country currency)
Chairman's Retainer	45,000
Board Member Retainer	15,000
Board Meeting Attendance Fees	1,000 per meeting
Audit Committee Chair Retainer	15,000
Audit Committee Member Retainer	4,000
Audit Committee Meeting Attendance Fees	1,000 per meeting
Governance Committee Chair Retainer	12,000
Governance Committee Member Retainer	2,000
Governance Committee Meeting Attendance Fees	1,000 per meeting

All amounts in the above table are paid to Board and committee members in their home country currency.
The President and Chief Executive Officer is the only member of the Board who is not an Outside Director and as such is not compensated in his capacity as a director. The Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
The number of Board and committee meetings held during the year ended December 31, 2012 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2    Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2012:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)	(mm-dd-yyyy)	(#)	($)
Aubut, Marcel	12/11/2003	5,000	CAN$10.44	12/10/2013	—	—	—	—
	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
Dorais, José P.	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
Egbert, Carolyn	12/06/2012	7,500	US$2.17	12/05/2022	US$1,575	—	—	—
Ernst, Juergen	02/25/2005	2,500	CAN$30.54	02/24/2015	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	16,666	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
Lapalme, Pierre	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
Limoges, Gérard	12/14/2004	2,500	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
Meyers, Michael(3)	05/27/2011	3,333	US$14.16	05/26/2021	—	—	—	—
	12/07/2011	6,666	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represent all awards outstanding as at December 31, 2012.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Toronto Stock Exchange ("TSX") or NASDAQ Stock Market (the "NASDAQ"), as applicable, on the last trading day of the fiscal year (December 31, 2012) of CAN$2.37 and US$2.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)	Michael Meyers is not standing for re-election as a director at the Meeting.

See "Summary of the Stock Option Plan" in Section 6.3.8, "Compensation Discussion & Analysis-Long-Term Equity Compensation of Executive Officers", for more details on the Stock Option Plan (as defined below).
6.1.3    Total Compensation of Outside Directors
The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2012 (all amounts are in US dollars):

Name	Fees earned ($)		Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)	($)
Aubut, Marcel	15,009	4,503	—	27,672	—	—	—	47,184
Dorais, José P.	27,016	8,005	—	27,672	—	—	—	62,693
Egbert, Carolyn(4)	5,707	3,500	—	13,374	—	—	—	22,581
Ernst, Juergen	79,720	10,286	—	27,672	—	—	2,572	120,250
Lapalme, Pierre	19,011	9,506	—	27,672	—	—	—	56,189
Limoges, Gérard	32,019	11,507	—	27,672	—	—	—	71,198
Meyers, Michael(5)	19,000	8,000	—	27,672	—	—	—	54,672
_________________________

(1)	These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.

(2)
The value of option-based awards represents the closing price of the Common Shares on NASDAQ on the last trading day preceding the date of grant (US$3.54 for options granted on May 9, 2012 and US$2.17 for options granted to Carolyn Egbert on December 6, 2012) multiplied by the Black-Scholes factor as at such date (78.17% for options granted on May 9, 2012 and 82.174% for options granted to Carolyn Egbert on December 6, 2012) and the number of stock options granted on such date.

(3)	These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.

(4)	Carolyn Egbert was appointed director on August 14, 2012 and has been a member of the Governance Committee since December 6, 2012.

(5)	Michael Meyers is not standing for re-election as a director at the Meeting.

During the financial year ended December 31, 2012, the Corporation paid an aggregate amount of $255,361 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2012.
6.2    Compensation of Executive Officers
6.2.1    Determining Compensation
6.2.1.1    Governance Committee
Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Governance Committee. The Board believes that the members of the Governance Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate:
José P. Dorais — Mr. Dorais has served as a director on the Corporation's Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was until recently a member of the Board of Directors of Alliance Films Inc. and Investissement Québec. He is Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.
Carolyn Egbert — Ms. Egbert has served as a director on the Corporation's Board since August 2012. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies. After retirement in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical

School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.
Juergen Ernst, MBA — Mr. Ernst has served as a director on the Corporation's Board since 2005. As the former General Manager of the Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group), Mr. Ernst has had extensive senior management experience, where, among other functions, he oversaw the human resources department. Mr. Ernst is also a member of the Board of Directors of Pharming Group N.V., a biotechnology company based in the Netherlands.
Gérard Limoges, C.M., FCPA, FCA — Mr. Limoges has served as a director on the Corporation's Board since 2004. Mr. Limoges has had extensive senior management experience serving as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999, where his responsibilities included oversight over the human resources function, including recruitment, compensation, promotions and succession planning. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges is also a board member or trustee and a member of the Human Resources Committee of Hartco Inc. (TSX), and of PRO Real Estate Investment Trust ("PRO REIT") (TSX Venture), and a board member of the following public companies: Atrium Innovations Inc. (TSX) and Hart Stores Inc. (TSX Venture). He is also a board member of various private companies and charities. He became a chartered accountant in 1967.
Among other matters, the mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures, are in place so that the Corporation can attract, motivate and retain the quality of senior management required to meet its business objectives.
The Governance Committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.
Thus, the Governance Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of such senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the Governance Committee, reviews the corporate goals and objectives that are set annually and evaluates the Chief Executive Officer's performance and compensation in light of such goals and objectives.
The Governance Committee recognizes that the industry and competitive environment in which the Corporation operates requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a development-stage biopharmaceutical company. The Governance Committee is of the view that the Corporation's executive compensation program should not encourage senior executives to take excessive risk. In this regard, the Governance Committee recommends the implementation of compensation methods that tie a portion of senior executive compensation to each of the short-term and longer-term performance of both the Corporation as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The Governance Committee is also responsible for creating compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between the short-term and longer-term performance of the Corporation and of each executive officer.
The Governance Committee did not employ the services of any external compensation consultant with respect to the financial year ended December 31, 2012.
While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.
6.3    Compensation Discussion & Analysis
6.3.1    Compensation Philosophy and Objectives
The Corporation's executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation's shareholders by:

•	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•	providing executives with an equity-based incentive plan, namely a stock option plan;

•	aligning employee compensation with company corporate objectives; and

•	attracting and retaining highly qualified individuals in key positions.

6.3.2    Risk Assessment of Executive Compensation Program
The Board of Directors, through the Governance Committee, oversees the implementation of compensation methods that tie a portion of executive compensation to each of the short-term and longer-term performance of the Corporation and of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board of Directors oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between the short-term and longer-term performance of the Corporation and of each executive officer.
The Governance Committee has considered in general terms the concept of risk as it relates to the Corporation's executive compensation program.
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward both short and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the Governance Committee believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While the Corporation's bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The Governance Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to the Corporation's share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The Governance Committee believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate the Corporation's executive officers to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The Governance Committee and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.
Based on the foregoing, the Governance Committee has not identified any specific risks associated with the Corporation's executive compensation program that are reasonably likely to have a material adverse effect on the Corporation. The Governance Committee believes that the Corporation's executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.
The Board of Directors, based on the Governance Committee's recommendation, set goals for the Corporation at the end of 2011, which constitute the performance objectives for the Chief Executive Officer and the Corporation's other executive officers. The performance objectives are not established for individual executive officers but rather by function(s) exercised within the Corporation, many of which are carried out by or fall within the responsibility of the Corporation's President and Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation during the most recently completed financial year (collectively, the "Named Executive Officers").
In December 2012, the Governance Committee determined that despite the fact that activities in 2012 were marked by the negative outcome of the Phase 3 perifosine trial in refractory colorectal cancer, the Corporation nonetheless made considerable progress with its other development candidates, and the Corporation's executive officers as a group met or exceeded each of the objectives set forth in the table below as follows:

Objectives for 2012		Results for 2012
Clinical / Regulatory
Advancement of product pipeline / Optimize regulatory strategy with lead authorities
●	Perifosine	●	Despite the negative results of perifosine in refractory colorectal cancer, the Corporation:
			-	regained in full the North American rights to perifosine from Keryx Biopharmaceuticals and continued the Phase 3 trial in multiple myeloma following the review of different opinion leaders;
			-	successfully managed alliances with partners Yakult Honsha Co. Ltd. (Japan), Handok Pharmaceuticals (South Korea) and Hikma Pharmaceuticals (MENA region); and
			-	initiated a Phase 1 bridging study in Japan by the Corporation's partner for the Japanese market, Yakult Honsha Co. Ltd.
●	AEZS-108	●	Special Protocol Assessment (SPA) was granted by the Food and Drug Administration (FDA) for the initiation of a Phase 3 study in advanced recurrent endometrial cancer
		●	Initiated the Phase 2 portion of a Phase 1/2 trial in castration- and taxane-resistant prostate cancer supported by the National Institute of Health (NIH)
●	AEZS-130	●	Presented at 2 international conferences the Phase 3 results for AEZS-130, as a diagnostic test for adult growth hormone deficiency (AGHD)
		●	Initiated a Phase 2 study in cancer-induced cachexia under CRADA with the Michael E. DeBakey Veterans Affairs Medical Center, which is funding the study
		●	Continued the preparation of the filing of a New Drug Application (NDA) for the registration of AEZS-130 as a diagnostic test for AGHD
●	AEZS-120	●	Presented preclinical data at an international conference underlining the feasibility of an oral therapeutic vaccination approach against prostate cancer
●	Cetrotide®	●	Successful management of higher Cetrotide® demand; reduction of cost of goods
Business Development/Alliance Management
●	Ensure successful alliance management with existing drug development and commercialization partners	●	Continued to maintain excellent relations with alliance partners and identified new partners for potential alliances
Financial
●	Ensure the continued funding of ongoing drug development programs for a minimum period of time while maintaining flexibility to execute different forms of financing	●	Completed At-the-Market Financing (ATM) for aggregate net proceeds of $8.5 million
		●	Completed a registered follow-on financing generating net proceeds of $15.1 million
		●	Cash and cash equivalents as of December 31, 2012 totaled $39.5 million
●	Budget management	●	Tight budget control, effective management of liquidity and capital resources, including proceeds generated in financings described in the above bullet points
Investor Relations
●	Increase awareness: volume Improve targeted investors	●	Initiation and continuation of coverage by several analysts
		●	Presented at several strategic healthcare and partnership conferences and continued to build the Corporation's investor base and awareness
Human Resources
●	Maintain high level of motivation at all levels (and sites) of the Corporation and low level staff turnover	●	Maintained HR-attrition policy while progressing development pipeline

The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Governance Committee's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to the Corporation's success.
While the Corporation has not formally adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as executive compensation or directors' remuneration, the Corporation's executive officers and directors have not historically engaged in such financial instruments or transactions. In addition, the Corporation's disclosure and trading policy requires that all "reporting insiders", including executive officers and directors, pre-clear with the Corporation's Corporate Secretary each trade relating to the Corporation's securities, which would include the entering into of any such financial instrument or transaction, hedge, swap or forward contract.
6.3.3    Benchmarking
In order to attain the Corporation's objectives of providing market competitive compensation opportunities, the Corporation's executive compensation plan, based on a study provided by AON Consulting (and updated annually), is benchmarked against market compensation data gathered from organizations of comparable size and/or stage of development or other companies that the Corporation competes with for executive talent (the "Reference Group"). The Corporation did not, however, pay AON Consulting any fee or other remuneration in 2012. An overview of the characteristics of the Reference Group is provided in the following table:
(In millions of US$)

	Aeterna Zentaris	Survey Reference Group
Location	North America and Europe	North America
Industries	Biopharmaceutical	Biopharmaceutical
Revenues Last fiscal year	36.1(1)	24.8(2)
Market Capitalization As at October 31, 2012	54.5	257.7
Net Loss Last fiscal year	27.1(1)	24.6(2)
_________________________

(1)
For the year ended December 31, 2011, as presented in the Corporation's 2011 audited consolidated financial statements, which were presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(2)	The Reference Group for the financial year ended December 31, 2012 was selected in October 2012 and these data are based on their most recently completed fiscal year at such time.

The Reference Group used in respect of the financial year ended December 31, 2012 was composed of the following companies: Acadia Pharmaceuticals Inc.; Array Biopharma Inc.; Biocryst Pharmaceuticals, Inc.; BioSanté Pharmaceuticals, Inc.; Cell Therapeutics Inc.; Cel-Sci Corporation; Enzon Pharmaceuticals Inc.; Genomic Health Inc.; Ligand Pharmaceuticals Inc.; Neurocrine Biosciences Inc.; Nps Pharmaceuticals Inc.; OncoGenex Pharmaceuticals Inc.; Onyx Pharmaceuticals, Inc.; Savient Pharmaceuticals Inc.; Xoma Ltd.; and Ziopharm Oncology, Inc.
6.3.4    Positioning
The Corporation's compensation policy is for executive compensation to be generally aligned with the 50th percentile of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. The total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for the Corporation's executive officers generally falls within the 50th percentile competitive range of the Reference Group.
6.3.5    Compensation Elements
An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.
The Corporation's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

The Corporation's current executive compensation program is comprised of the following four basic components:

(i)	base salary;

(ii)	non-equity incentives - consisting of an annual bonus linked to both individual and corporate performance;

(iii)
long-term equity incentives - consisting solely of stock options under the Corporation's stock option plan established for the benefit of its directors, executive officers and employees (the "Stock Option Plan"); and

(iv)	other elements of compensation - consisting of benefits, perquisites and retirement benefits.
6.3.6    Base Salary
Salaries of the Corporation's executive officers are based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of executive salaries in the Reference Group. In determining individual base salaries, the Governance Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Governance Committee also takes into consideration the fulfillment of the corporate objectives of the Corporation as well as the individual performance of the executive.
6.3.7    Short-Term Incentive Compensation
The short-term incentive compensation plan sets out the allocation of incentive awards based on the advancement of the Corporation's product pipeline, its financial position as well as strategic objectives.
In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational, clinical, regulatory, financial and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as the performance of the Corporation. The underlying objectives are set at the end of each financial year as part of the annual review of corporate strategies.
For the financial year ended December 31, 2012, the Governance Committee recommended, and the Board approved, in the best interests of the Corporation, that, to the extent earned, all bonuses awarded to the Corporation's executive officers in respect of the 2012 year be payable entirely in the form of stock options (i.e., no cash bonuses were awarded to executive officers), whereby $1.00 generally equals 0.6 stock option, such that the dollar amount of the pre-fixed cash bonus amount was determined to be paid in the form of stock options to vest in equal one-third tranches at six-month intervals, with the first one-third to vest on the six-month anniversary of the date of grant. The accelerated vesting of these stock options granted to employees and executives is intended to allow these grants to serve their purpose as replacements for annual cash bonuses. For the Corporation's European executives, as in prior years, the number of options was "grossed up" by a multiple of 1.27 to reflect the then prevailing US$ to € exchange rate. See "Summary of the Stock Option Plan" in Section 6.3.8, "Compensation Discussion & Analysis-Long-Term Equity Compensation of Executive Officers", for more details on the Stock Option Plan.
In making decisions related to the short-term incentive compensation for the Named Executive Officers, other than the President and Chief Executive Officer, the Governance Committee concluded as follows, based on the goals and results for 2012, as described in Section 6.3.2, "Compensation Discussion & Analysis-Risk Assessment of Executive Compensation Program".
Mr. Turpin's 2012 goals were aligned with the Corporation's overall objectives, with an emphasis on financial objectives. In respect of the 2012 year, the Governance Committee determined that Mr. Turpin's individual performance surpassed his objectives. Under Mr. Turpin's financial direction, the Corporation completed a successful ATM financing generating net proceeds of $8.4 million, and a registered follow on financing generating net proceeds of $15.1 million which, in addition to Mr. Turpin's tight operating budget control, enabled the Corporation to end the year with cash and cash equivalents that significantly exceeded the budgeted amount. In light of the foregoing, the Governance Committee determined that Mr. Turpin's contributions to the achievement of the Corporation's goals merited an equity-based bonus in an amount of $140,000 paid through the granting of 84,000 stock options, representing a non-cash bonus payout of 117% of his maximum bonus amount.
Dr. Blake's and Dr. Pelliccione's 2012 respective goals were aligned with the Corporation's overall objectives, with an emphasis on overseeing and supporting the attainment of the Corporation's clinical and regulatory objectives. In respect of the 2012 year, the Governance Committee determined that both Dr. Blake's and Dr. Pelliccione's individual performance exceeded expectations, particularly in respect of the advancement of the product pipeline and the optimization of the Corporation's regulatory strategy with the principal regulatory authorities. The Governance Committee determined that Dr. Blake's and Dr. Pelliccione's contributions to the achievement of the Corporation's goals merited a non-cash, equity-based bonus payout of 100% of the amounts previously established by the Governance Committee, in an amount of $134,500 in the case of Dr. Blake, paid through the granting of 80,700 stock options, and in an amount of $116,833 in the case of Dr. Pelliccione, paid through the granting of 70,100 stock options.

As Mr. Seeber voluntarily left the Corporation effective December 31, 2012, no bonus was awarded to Mr. Seeber in respect of the 2012 year. See "Employment and Change of Control Agreements" for more details on Mr. Seeber's departure arrangement.
For the financial year ended December 31, 2012, the stock options granted to all executive officers under the short-term incentive compensation plan in replacement of the annual cash bonuses represented a non-cash payout of 104% of the aggregate maximum bonus amounts previously established by the Governance Committee.
6.3.8    Long-Term Equity Compensation Plan of Executive Officers
The long-term component of the compensation of the Corporation's executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options have historically vested over a period of three years, with the first third vesting on the first anniversary of the date of grant. However, as described in Section 6.3.7, "Short-Term Incentive Compensation" above, the vesting schedule for certain stock options granted to senior executives in the financial years ended December 2012, 2011, 2010 and 2009 was accelerated from three years to 18 months since a portion of these grants were intended to serve as a partial or total replacement for cash bonuses. Stock options are usually granted to executive officers in December of each year.
For the financial year ended December 31, 2012, the Governance Committee recommended that no stock options be granted to executive officers under the long-term equity compensation plan. See Section 6.3.7 above, "Short-Term Incentive Compensation" for details on stock options granted in replacement of cash bonuses in 2012.
Summary of the Stock Option Plan
The Corporation established the Stock Option Plan in order to attract and retain directors, officers, employees of the Corporation or any of its subsidiaries, as the case may be, and suppliers of ongoing services, who will be motivated to work towards ensuring the success of the Corporation. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Corporation's securities are then traded and with all relevant securities legislation.
Individuals eligible to participate under the Stock Option Plan are determined from time to time by either the Board or the Governance Committee.
The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as at March 21, 2013, represented 2,887,538 Common Shares. There are currently 2,040,267 options outstanding under the Stock Option Plan representing approximately 8.1% of all issued and outstanding Common Shares on March 21, 2013.
Under the Stock Option Plan, as amended on March 21, 2013 (as explained below), (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities and (ii) no single option holder may hold options to purchase, from time to time, more than 5% of the Corporation's issued and outstanding Common Shares.
Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the "Outside Expiry Date"). The Board or the Governance Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX or NASDAQ, as applicable, on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be, although as described above under Section 6.3.7 "Short-Term Incentive Compensation", a certain number of stock options granted to executive officers since 2009 have an accelerated vesting schedule of 18 months.
Unless the Board or the Governance Committee decides otherwise, option holders cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event an option holder who is an officer or employee resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, the date on which such optionee ceases to be a member of the relevant board of directors; (ii) six months following the date on which employment is terminated as a result of the death of an option holder who is an officer or employee and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant board of directors by reason of death; (iii) 30 days following the date on which an option holder's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the option holder; and (iv) where the option holder is a service supplier, 30 days following the date on which such option holder ceases to act as such, for any cause or reason (each, an "Early Expiry Date").
The Stock Option Plan also provides that, if the expiry date of an option(s) (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Corporation's securities is restricted in accordance with its corporate policies.
Option holders may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.
In the event that, at any time, an offer to purchase is made to holders of all Common Shares, notice of such offer shall be given by the Corporation to each optionee and all unexercised options will become exercisable immediately at their respective exercise prices, but only to the extent necessary to enable optionees to tender their Common Shares in response to such offer.
The Stock Option Plan currently provides that the following amendments may be made to the plan upon approval of each of the Board and the Corporation's shareholders as well as receipt of all required regulatory approvals:

•
any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•	any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•	the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

•
with respect to any option holder whether or not such option holder is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

◦	any reduction in the exercise price of any option after the option has been granted, or

◦	any cancellation of an option and the re-grant of that option under different terms;

•	any extension to the term of an option beyond its Outside Expiry Date to an option holder who is an "insider" (except for extensions made in the context of a "blackout period");

•	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

•	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.
The Stock Option Plan further currently provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•	amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•	amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any option holder, or the extension of an option beyond the Outside Expiry Date in respect of any option holder who is a "non-insider" of the Corporation;

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•	discontinuing or terminating the Stock Option Plan; and

•	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.
On March 21, 2013, the Board of Directors approved, subject to obtaining shareholder approval, certain changes to the Stock Option Plan's amending provision that would have the effect of requiring shareholder approval of certain amendments to the plan or to options granted thereunder, in order to comply with good governance practices. The TSX has approved this amendment to the Stock Option Plan and shareholders will be asked at the Meeting to adopt the Stock Option Renewal Resolution approving such changes. See Section 9 of the Circular, "Renewal of and Amendment to the Stock Option Plan".
The Board of Directors also approved, on March 21, 2013, amendments to the Stock Option Plan of a "housekeeping" or clerical nature, which amendments are not subject to shareholder approval, and which were approved by the TSX. The first of such amendments rectifies the wording of Section 3.2 of the Stock Option Plan, to the effect that the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities (the previous wording of the provision stated that the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of the Corporation's security-based compensation arrangements, could not exceed 10% of the Corporation's issued and outstanding securities).
The second amendment of a "housekeeping" or clerical nature clarifies Section 4.2 of the Stock Option Plan, to the effect that non-employee directors are eligible to receive a total of up to 60,000 stock options per year (the previous wording of the provision stated that directors were eligible to receive grants of up to 40,000 options upon or in connection with their election or appointment to the Board and were eligible to receive grants of up to 20,000 options for each and every year thereafter).

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to the Named Executive Officers as of December 31, 2012:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)		(#)	($)
Engel, Juergen	12/11/2003	10,000	CAN$10.44	12/10/2013	—	—	—	—
	12/14/2004	16,666	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	33,333	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	12,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	27,500	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	37,125	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	44,499	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	133,400	US$2.17	12/05/2022	US$28,014	—	—	—
Turpin, Dennis	12/11/2003	10,000	CAN$10.44	12/10/2013	—	—	—	—
	12/14/2004	15,000	CAN$34.98	12/13/2014	—	—	—	—
	12/13/2005	8,333	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333	CAN$10.92	12/10/2017	—	—	—	—
	12/09/2009	19,166	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	9,475	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,353	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	84,000	US$2.17	12/05/2022	US$17,640	—	—	—
Blake, Paul	07/27/2007	7,500	US$18.30	07/26/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	8,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	18,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	10,675	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	18,071	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	80,700	US$2.17	12/05/2022	US$16,947	—	—	—
Seeber, Matthias(3)	—	—	—	—	—	—	—	—
Pelliccione, Nicholas J.	05/07/2007	4,166	US$23.76	05/06/2017	—	—	—	—
	12/11/2007	8,333	US$10.92	12/10/2017	—	—	—	—
	12/08/2008	3,333	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	10,000	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	8,333	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,218	US$10.44	12/06/2021	—	—	—	—
	12/06/2012	70,100	US$2.17	12/05/2022	US$14,721	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2012.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or NASDAQ, as applicable, on the last trading day of the year (December 31, 2012) of CAN$2.37 and US$2.38, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)	All stock options held by Mr. Seeber were forfeited on December 31, 2012 in connection with his voluntary departure from the Corporation.

There are no vested share-based awards that have not yet been paid out or distributed.
6.4    Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2012.

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Engel, Juergen	—	—	—
Turpin, Dennis	—	—	—
Seeber, Matthias(2)	—	—	—
Blake, Paul	—	—	—
Pelliccione, Nicholas J.	—	—	—
_________________________

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX or NASDAQ, as applicable, and the exercise price on such vesting date.

(2)	All stock options held by Mr. Seeber were forfeited on December 31, 2012 in connection with his voluntary departure from the Corporation.
6.5    Other Forms of Compensation
6.5.1    Benefits and Perquisites
The Corporation's executive employee benefits program also includes life, medical, dental and disability insurance. Perquisites consist of a car allowance and human resources counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.
6.5.2    Pension Plan
Dr. Juergen Engel, the President and Chief Executive Officer, participates in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve months before leaving the company or reaching retirement age. This amount is unchanged during the first five working years of the executive officer and increases by 0.4% for each additional year of employment before the executive officer reaches the age of 65.
As the normal retirement age is 65 years, first payments under the pension plan were made to Dr. Engel as of September 1, 2010. The following table shows total annual pension benefits payable to Dr. Engel pursuant to this plan. Upon the death of a participant, the surviving spouse of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits.
Defined Benefit Plans Table as at December 31, 2012

Name	Number of years of credited service	Annual benefits payable		Accrued obligation at start of year	Compensatory change(1)	Non- compensatory change	Accrued obligation at year end(1)(2)
		At year end(1)	At age 65(1)
	(#)	($)	($)	($)	($)	($)	($)
Engel, Juergen	34	206,089	202,755	3,569,399	818,155	58,676	4,240,141
_________________________

(1)
By way of exception to other currency conversions in this Circular, all amounts in the above table have been converted from euros to US$ based on the exchange rate on December 31, 2012, which was €1.000 = US$1.319.

(2)	The figure in the column "Accrued obligation at year end" was further reduced by an amount of $206,089 representing the amount of mandatory pension payments made to Dr. Engel during 2012.
All figures in the above table were calculated using the assumptions and methods used for financial statement reporting purposes under the accounting principles used to prepare the Corporation's financial statements filed with the Canadian securities regulatory authorities and available at www.sedar.com and furnished to the U.S. Securities and Exchange Commission and available at www.sec.gov.

6.5.3    Employer Contribution to Employees’ Retirement Plan
In 2008, the Board approved a plan whereby the Corporation would contribute to its employees' retirement plans both in Canada (RRSP) and the United States (401(k)) to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for Canadian employees under 50 years old and $8,500 for those in the United States. The plan also includes a contribution for employees over 50 years old up to a maximum of $10,250 for Canadian employees and $11,250 for those in the United States. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds (DUPK/RUK). The Corporation's executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees of the Corporation.
6.5.4    Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2012, 2011 and 2010.
SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Years	Salary	Share based awards	Option based awards(1)	Annual incentive plan	Long-term incentive plans	Pension Value	All other compensation(2)		Total compensation
		($)	($)	($)	($)	($)	($)	($)		($)
Engel, Juergen President and CEO	2012	443,601 (3)	—	237,876	—	—	797,849	200,974	(4)	1,680,300
	2011	505,260	—	336,420	160,764	—	590,136	214,212	(4)	1,806,792
	2010	419,348	—	265,763	109,395	—	34,605	68,593	(5)	897,704
Turpin, Dennis Senior Vice President and CFO	2012	341,605	—	149,787	—	—	—	—		491,392
	2011	332,434	—	131,198	80,509	—	—	5,056	(6)	549,197
	2010	309,978	—	67,828	55,169	—	—	7,518	(6)	440,493
Seeber, Matthias Former Senior Vice President, Administration and Legal Affairs	2012	327,879	—	—	—	—	—	135,172	(7)	463,051
	2011	342,512	—	131,576	82,818	—	—	56,966	(8)	613,872
	2010	288,162	—	62,011	51,051	—	—	38,217	(8)	439,441
Blake, Paul Senior Vice President and Chief Medical Officer	2012	384,300	—	143,902	—	—	—	11,000	(9)	539,202
	2011	370,223	—	136,622	89,670	—	—	11,000	(9)	607,515
	2010	359,876	—	76,418	64,050	—	—	11,000	(9)	511,344
Pelliccione, Nicholas J. Senior Vice President Regulatory Affairs and Quality Assurance	2012	333,600	—	125,000	—	—	—	11,000	(9)	469,600
	2011	321,062	—	130,178	77,739	—	—	11,000	(9)	539,979
	2010	311,992	—	59,655	50,001	—	—	11,000	(9)	432,648
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on NASDAQ on the last trading day preceding the date of grant (US$2.17 for options granted on December 6, 2012, US$10.44 for options granted on December 7, 2011 and CAN$9.12 equivalent to US$8.82 for options granted on December 8, 2010) multiplied by the Black-Scholes factor as at such dates (82,174% for options granted on December 6, 2012, 72.414% for options granted on December 7, 2011 and 80.921% for options granted on December 8, 2010) and the number of stock options granted on such dates.

(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2012. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable. In the case of the President and CEO, "All Other Compensation" also includes mandatory pension payments paid to him commencing in 2010. See note (4) below.

(3)
In accordance with Dr. Engel's employment agreement, he was entitled to be paid a base salary in the amount of $501,462 (converted from euros to US$ based on an annual salary of €390,000) for 2012. However, Dr. Engel voluntarily offered to reduce his salary by an amount of $57,861 in 2012.

(4)	Represents mandatory pension payments made to Dr. Engel in each of 2012 and 2011.

(5)
Represents DUPK/RUK (Germany) employer contributions to Dr. Engel's retirement savings plans from January 1, 2010 to August 31, 2010. The reported amount also includes $67,169 in mandatory pension payments made to Dr. Engel after attaining age 65 commencing on September 1, 2010 for the remainder of 2010. See Section 6.5.2, "Pension Plan", above.

(6)	Represents RRSP employer contribution to Mr. Turpin's retirement savings plan.

(7)
Represents DUPK/RUK (Germany) employer contribution to Mr. Seeber's retirement savings plan. The reported amount also includes $64,290 paid to Mr. Seeber upon his departure on December 31, 2012 in recognition of his contribution and service over the years with the Corporation.

(8)	Represents DUPK/RUK (Germany) employer contribution to Mr. Seeber's retirement savings plan.

(9)	Represents 401(k) employer contributions to Messrs. Blake's and Pelliccione's retirement savings plans.

6.5.5    Compensation of the Chief Executive Officer
The compensation of the President and Chief Executive Officer is governed by the Corporation's executive compensation policy described in Section 6.2, "Compensation of Executive Officers", and the President and Chief Executive Officer participates together with the other Named Executive Officers in all of the Corporation's incentive plans.
Dr. Engel's total earned salary for 2012 was $443,601, which places him at approximately 10% below the 50th percentile in the Reference Group.
Based upon the results attained versus established goals for 2012, as described in Section 6.3.7, "Short-Term Incentive Compensation", the Governance Committee determined that the individual performance of Dr. Engel surpassed expectations in a number of key strategic areas, including alliance management and business development with existing and potential partners and collaborators. See Section 6.3.2, "Risk Assessment of Executive Compensation Program" above for more details on such goals.
The Governance Committee recommended, and the Board approved, in the best interests of the Corporation and considering its financial situation, that any bonus awarded to Dr. Engel in respect of the 2012 year be payable entirely in the form of stock options. Based on the foregoing, the Governance Committee determined that Dr. Engel's contributions to the achievement of the Corporation's goals merited an equity-based bonus in an amount of $225,015, paid through the granting of 133,400 stock options, representing a non-cash bonus payout of 100% of his maximum bonus amount.The terms of such stock option grant provide for accelerated vesting conditions, in order to allow these stock options to serve their purpose as a replacement for the CEO's 2012 annual bonus that would otherwise have been paid in cash. See Section 6.3.7, "Short-Term Incentive Compensation" above for more details on such grants.
For the financial year ended December 31, 2012, the Governance Committee recommended that no stock options be granted to the President and Chief Executive Officer under the long-term equity compensation plan. See Section 6.3.8, "Long-Term Equity Compensation Plan of Executive Officers-Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.
6.6    Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2012, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,056,367	7.24	831,171
Equity compensation plans not approved by securityholders(1)	44,028	10.29	—
Total:	2,100,395	7.30	831,171
_________________________

(1)
Consists entirely of compensation warrants to purchase Common Shares issued by the Corporation to an agent and certain of its representatives in connection with various public offerings of securities. The Corporation's consolidated financial statements for the financial year ended December 31, 2012 contain a description of such compensation warrants.

6.7    Performance Graph
On December 31, 2012, being the last trading day of the most recently completed fiscal year, the closing price of a Common Share on the TSX was CAN$2.37. The following graph shows the cumulative return of a CAN$100 investment in the Common Shares made on December 31, 2007 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

AEZ
S&P/TSX
140
120
100
80
60
40
20
0
12-31-2007
12-31-2008
12-31-2009
12-31-2010
12-30-2011
12-31-2012

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Aeterna Zentaris (TSX)	CAN$100	CAN$38	CAN$56	CAN$113	CAN$103	CAN$26
S&P/TSX Composite	CAN$100	CAN$65	CAN$85	CAN$97	CAN$86	CAN$90

The Corporation's executive compensation is reviewed annually and approved by the Board upon the recommendation of the Governance Committee. The Governance Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended December 31, 2012, the Corporation has remained a pre-profit biopharmaceutical company, of which the market price of its publicly traded equity securities may not fully reflect the long-term value of its underlying assets.
The trading price of the Common Shares on the TSX and the NASDAQ is subject to fluctuation based on several factors, many of which are outside the control of the Corporation and some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's annual report on Form 20-F.
The Corporation also examines and considers executive compensation levels relative to certain industry peer companies comprising the Reference Group, many of which do not necessarily correspond to the market or trading price of the securities of the companies within the Reference Group.
The trend shown by the performance graph set forth above represents a decline in cumulative total shareholder return until year-end 2008 and a subsequent moderate increase up to December 31, 2010, followed by a decline until year-end 2012. During the first two years of the period, the compensation (salary and bonuses) paid to the Named Executive Officers steadily increased in order to generally bring the compensation package of the Named Executive Officers up to the median of executive pay in the Reference Group. However, in December 2009, the Governance Committee recommended, and the Board approved, in light of then prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no cash bonuses be paid in respect of the year 2009 and that, for the year 2010, a maximum of 50% of an executive officer's bonus be paid in cash. Therefore, due to the absence of bonus payments in 2009, compensation paid to the Named Executive Officers decreased by 18% in 2009 as compared to 2008 and increased by 8% in 2010 as compared to 2009 with partial cash bonus awards having been reinstated with respect to the 2010 year. In the 2011 year, the Governance Committee recommended, and the Board approved, that a maximum of 70% of an executive officer's bonus be paid in cash. Therefore, in 2011, compensation paid to the Named Executive Officers increased by 17.04% in 2011 as compared to 2010. However, in the year 2012, due to the absence of cash bonus payments, compensation paid to Named Executive Officers decreased by 22.5% as compared to 2011.
For the first two years of the five-year period ended December 31, 2012, the trend for shareholder return shown in the above graph does not generally correspond to the trend in compensation (salary and bonuses) paid to the Corporation's Named Executive Officers. However, starting in 2009 and increasingly in 2010, the trend of changes in compensation paid to the Corporation's Named Executive Officers became more aligned with the evolution of the Corporation's share price, in light of then prevailing economic and market conditions. Although for the year ended December 31, 2011 the trend for shareholder return shown in the above graph does not correspond to the trend in compensation (salary and bonus) paid to the Corporation's Named Executive Officers, the trend of compensation paid to the Corporation's Named Executive Officers for the year ended December 31, 2012 was more in line with the trend for shareholder return over the same period, given the decrease in the compensation paid to the Corporation's Named Executive Officers.
6.8    Summary
In accordance with the Corporation's executive compensation policy, a relatively significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, to a certain extent, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.
If the circumstances so require, the Governance Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.
By the Corporate Governance, Nominating and Human Resources Committee:
José P. Dorais, Chairman
Carolyn Egbert
Juergen Ernst
Gérard Limoges
SECTION 7.    EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive long-term incentive grants in the form of stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term. However, in addition to his Employment Agreement, Dr. Engel had previously entered into a service contract in his prior capacity as Managing Director with Aeterna Zentaris GmbH, the Corporation's principal operating subsidiary, which service contract has an indefinite term. Each of the Employment Agreements provides that if the Corporation terminates the employment of a Named Executive Officer without cause, then the executive will be entitled to receive, in the case of Dr. Engel, a lump-sum payment, less statutory deductions, of the equivalent of 24 months of his then applicable base salary, an amount equivalent to twice the annual bonus received for the most recently completed year and an amount equivalent to twelve months of the cost of the other benefits to which he is entitled. In the case of Mr. Turpin, the lump-sum payment will be equivalent to 18 months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and 18 months of the value of the other benefits to which he is entitled. In the case of Dr. Blake and Mr. Pelliccione, they are entitled to receive, upon termination of employment without cause, a lump-sum payment equivalent to twelve months of their then applicable base salaries, an amount equivalent to the annual bonus received for the preceding year and twelve months of the value of the other benefits to which they are entitled.
Furthermore, each of Messrs. Turpin, Blake and Pelliccione shall not, for a period equal to one year following such executive's termination of employment with the Corporation, directly or indirectly, compete with the Corporation; solicit any of the Corporation's customers; permit the use of his name in order to solicit said clients or do anything whatsoever to induce or to lead any person to decide to put an end, in whole or in part, to their business relations with the Corporation; induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation or hire the personnel of the Corporation for any enterprise in which the executive has an interest.

Matthias Seeber voluntarily left the Corporation effective December 31, 2012 and, consequently, he was not entitled to any form of termination benefit upon his departure, although he did receive payment of an amount of $64,290 in recognition of his contribution and service over the years with the Corporation. All stock options held by Mr. Seeber were forfeited on December 31, 2012 in connection with his voluntary departure from the Corporation. See Section 6.5.4, "Summary Compensation Table", for more information on Mr. Seeber's compensation for the year ended December 31, 2012.
The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Provisions Value ($)(1) (2)
Engel, Juergen	1,457,837
Turpin, Dennis	763,028
Seeber, Matthias (3)	N/A
Blake, Paul	585,055
Pelliccione, Nicholas J.	516,688
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2012).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

(3)	Mr. Seeber resigned from the Corporation effective December 31, 2012.

Pursuant to the Employment Agreements, each of the Named Executive Officers is also entitled to certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs, and (ii) during the twelve-month period following the Change of Control, either the Corporation terminates the employment of the executive "without Cause", or if the executive terminates his or her employment "for Good Reason".
The Change of Control Payments are as follows:

•
for Dr. Engel, (i) the equivalent of 24 months of his then prevailing annual base salaries, (ii) an amount equivalent to twice the annual bonus, if any, which he would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 24 months of the value of the benefits which were in force at the time of termination of his employment, calculated on a yearly basis, including car allowance, but excluding operating costs;

•
for Mr. Turpin, the Change of Control Payment would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year; and

•
for Dr. Blake and Mr. Pelliccione (i) the equivalent of 18 months of their then prevailing annual base salaries, (ii) an amount equivalent to 1.5 times the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 18 months of the value of the benefits which were in force at the time of termination of the executive's employment, calculated on a yearly basis, including car allowance, but excluding operating costs.

All Change of Control Payments described above are subject to applicable statutory withholdings. In addition, any outstanding stock options held by a Named Executive Officer are unaffected by the change of control provisions included in the Employment Agreements and, in the event of a Change of Control followed by termination of employment within twelve months, such stock options will be treated in accordance with the applicable provisions of the Stock Option Plan described in Section 6.3.8 of this Circular.
For the purposes of the Employment Agreements (including the annexes and schedules thereto):

•
a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in securities of the Corporation representing in any circumstance 50% or more of the voting rights attaching to the then outstanding securities of the Corporation; (ii) upon a sale or other disposition of all or substantially all of the Corporation's assets; (iii) upon a plan of liquidation or dissolution of the Corporation; or (iv) if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

•
termination of employment by the Corporation "for Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

•
termination of employment by the executive officer for "Good Reason" means the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of the relevant Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Corporation which materially affects his or her authority, compensation or ability to perform duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in the relevant Employment Agreement.

The following table shows estimated incremental payments triggered pursuant to a Change of Control of the Corporation in accordance with the change of control provisions described above:

Name	Change of Control Provision Value ($)(1) (2)
Engel, Juergen	1,528,621
Turpin, Dennis	732,244
Seeber, Matthias (3)	N/A
Blake, Paul	877,590
Pelliccione, Nicholas J.	774,923
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2012).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

(3)	Mr. Seeber resigned from the Corporation effective December 31, 2012.
SECTION 8.    APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE
8.1    Appointment of Auditors
The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.
Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the directors of the Corporation to determine their compensation.
8.2    Audit Committee Disclosure
National Instrument 52-110 - Audit Committees ("NI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee both in this Circular as well as in its annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com.

8.3    Composition of the Audit Committee
Mr. Pierre Lapalme, Mr. Gérard Limoges, FCA (Chairman) and Mr. Michael Meyers are the current members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110. Mr. Meyers is not standing for re-election as a director at the Meeting.
8.4    Education and Relevant Experience
The education and relevant experience of each of the current members of the Audit Committee are described below.
Pierre Lapalme — Mr. Lapalme has served as a director on the Corporation's Board since December 2009. Mr. Lapalme has, over the course of his career, held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of the National Pharmaceutical Council USA and was a Board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was Board member and Chairman of the Board of Sciele Pharma Inc., which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Inc., Chairman of the Board of Pediapharm Inc. and Board member of Algorithme Pharma Inc. and Insy's Therapeutics Inc. He studied at the University of Western Ontario and at INSEAD, France.
Gérard Limoges, C.M., FCPA, FCA — Mr. Limoges has served as a director on the Corporation's Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). In 2011, Mr. Limoges participated, at the request of the Board of the University of Montréal, in the selection of the Dean of the Faculty of Medicine. Mr. Limoges is a board member or trustee and chairman of the Audit Committees of the following public companies or trusts: Aeterna Zentaris Inc., Atrium Innovations Inc. (TSX), Hartco Inc. (TSX), Hart Stores Inc. (TSX Venture), and PRO REIT (TSX Venture). He is also a board member of private companies and various charities. Mr. Limoges received the Order of Canada in 2002.
Michael Meyers, M.P.H. — Mr. Meyers is a co-founding member, Chief Executive Officer and Chief Investment Officer of Arcoda Capital Management LP (“Arcoda”), a private investment fund manager. Prior to founding Arcoda in 2007, Mr. Meyers was a Partner and Portfolio Manager of two other money management firms located in New York. Between 2000 and 2003 Mr. Meyers was a Managing Director, Partner and Director of a life sciences venture capital firm located in New York and Zurich, Switzerland. Between 1997 and 2000, Mr. Meyers was Director, Biotechnology and Pharmaceutical Investment Banking at Merrill Lynch & Co. Between 1993 and 1997, Mr. Meyers was Vice President, Health Care Investment Banking at Cowen & Company. Prior to Cowen & Company, Mr. Meyers was Special Assistant to the Chief Executive Officer of St. Barnabas Hospital System. Mr. Meyers began his career as a Biotechnology and Medical Device Research Associate at Hambrecht & Quist in New York. Mr. Meyers holds an M.P.H. in Health Policy and Management from Columbia University and an A.B. in Biology from Brandeis University in Massachusetts. Mr. Meyers has also served on the Board of Directors of six companies at various times.
8.5    Pre-Approval Policies and Procedures
Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule C to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6    External Auditor Service Fees
In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years.

Fees	Financial Year Ended December 31, 2012 ($)	Financial Year Ended December 31, 2011 ($)
Audit Fees(1)	364,442	650,460
Audit-Related Fees(2)	79,652	76,822
Tax Fees(3)	52,726	50,282
All other Fees(4)	—	—
Total Fees:	496,820	777,564
_________________________

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectus supplements and the delivery of customary consent and comfort letters in connection therewith, as well as evaluations of accounting policy decisions and, for the financial year ended December 31, 2011, adjustments related to the transition to IFRS.

(3)	Incurred in respect of tax compliance, tax planning and tax advice.

(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 9.	RENEWAL OF AND AMENDMENT TO THE CORPORATION'S STOCK OPTION PLAN
At the Corporation's annual meeting of shareholders held in May 2010, shareholders approved the Stock Option Plan with a reserve or maximum number of Common Shares available for issuance thereunder equal to 11.4% of the Corporation's issued and outstanding Common Shares from time to time.
The rules of the TSX provide that any unallocated options under the stock option plan of an issuer must be approved by its securityholders every three years after its institution if such plan does not have a fixed maximum number of securities issuable thereunder, which is the case of the Stock Option Plan.
Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, to adopt a resolution (the "Stock Option Renewal Resolution"), in substantially the form below, approving, ratifying and confirming the Stock Option Plan, as amended and restated as described below, and all unallocated options thereunder for an additional three years from the date of the Meeting, namely until May 8, 2016.
Given that the Corporation's product candidates remain at the development stage, the Corporation prioritizes, in the management of its liquidity and capital resources, expenditures on its research and development projects and clinical programs. Therefore, stock options constitute a relatively significant component of executive compensation packages and the Corporation's approach and philosophy regarding executive compensation. The Corporation believes that maintaining the current reserve of Common Shares available for issuance under its Stock Option Plan at its current level of 11.4% is advisable and in its best interests in order for it to continue to be able to attract, motivate and retain the quality of personnel required to meet its business objectives.
Previously allocated options will continue unaffected by the approval or disapproval of the Stock Option Renewal Resolution. Previously granted options will not be available for re-allocation if they are cancelled prior to exercise.
The Stock Option Renewal Resolution also ratifies and approves various amendments to the Stock Option Plan in order to comply with good governance practices, which the Corporation's directors unanimously approved on March 21, 2013, subject to obtaining shareholder approval.
Approved by the TSX, the amendments consist of certain changes to the Stock Option Plan's amending provision that would have the effect of requiring shareholder approval prior to (A) any removal of, or increase to, the limitations on the aggregate number and value of option grants to non-employee directors as they are currently set out in the plan (currently, shareholder approval would not be required prior to implementing such a change), and (B) any extension to the term of an option beyond its expiry date irrespective of whether the optionholder is an insider of the Corporation (currently, shareholder approval would only be required if the optionholder is an insider of the Corporation).
The Board of Directors also approved, on March 21, 2013, amendments to the Stock Option Plan of a "housekeeping" or clerical nature, which amendments have also been approved by the TSX, but are not subject to shareholder approval. The first of such amendments rectifies the wording of Section 3.2 of the Stock Option Plan, to the effect that the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities (the previous wording of the provision stated that the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of the Corporation's security-based compensation arrangements, could not exceed 10% of the Corporation's issued and outstanding securities). The second amendment of a "housekeeping" or clerical nature clarifies Section 4.2 of the Stock Option Plan, to the effect that non-employee directors are eligible to receive a total of up to 60,000 stock options per year (the previous wording of the provision stated that directors were eligible to receive grants of up to 40,000 options upon or in connection with their election or appointment to the Board and were eligible to receive grants of up to 20,000 options for each and every year thereafter).
See Section 6.3.8 of the Circular, "Long-Term Equity Compensation Plan of Executive Officers-Summary of the Stock Option Plan", for a complete description of the Stock Option Plan. The complete text of the amended and restated Stock Option Plan, blacklined to show all amendments approved by the Board on March 21, 2013, is attached as Schedule F to this Circular.
To be effective, the Stock Option Renewal Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting, as follows:
"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the Corporation's amended and restated stock option plan, as substantially described in the management information circular of the Corporation dated March 21, 2013 (the "Amended and Restated Stock Option Plan") be, and it is hereby, ratified, confirmed and approved;

2.	all unallocated options to purchase Common Shares issuable pursuant to the Corporation's Amended and Restated Stock Option Plan, be, and they are hereby, approved and authorized;

3.
the Corporation have the ability to continue granting stock options under the Amended and Restated Stock Option Plan until May 8, 2016, which is the date that is three (3) years from the date of the shareholders' meeting at which shareholder approval is being sought; and

4.
any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution."

The Board of Directors believes that the approval of the Amended and Restated Stock Option Plan and all unallocated options thereunder is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Stock Option Renewal Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Stock Option Renewal Resolution at the Meeting.
SECTION 10.    RECONFIRMATION AND APPROVAL OF THE SHAREHOLDER RIGHTS PLAN
The Corporation's Board of Directors adopted a shareholder rights plan on March 23, 2010, which was initially confirmed and ratified by the Corporation's shareholders on May 13, 2010 (the "Rights Plan").
Under the terms of the Rights Plan, its continued existence must be reconfirmed by the Corporation's shareholders at the Meeting. If not reconfirmed, the Rights Plan and the rights issued thereunder will terminate at the close of the Meeting, unless earlier terminated.
At the Meeting, shareholders will be asked to consider, and if deemed advisable, to adopt a resolution reconfirming the Rights Plan in the same form as that approved on May 13, 2010 (the "Rights Plan Reconfirmation Resolution").

Objectives and Background of the Rights Plan
The fundamental objectives of the Rights Plan are to provide adequate time for the Corporation's Board and shareholders to assess an unsolicited take-over bid for the Corporation, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.
The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a "Permitted Bid", as described below, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Corporation's Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings. In adopting the Rights Plan, the Board has considered the existing legislative framework governing take-over bids in Canada. The Board believes that such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the Board sufficient time to develop alternatives for maximizing shareholder value.
Shareholders may also feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all of the Common Shares of the Corporation then issued and outstanding, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.
It is neither the intention of the Board in recommending the reconfirmation of the Rights Plan to secure the continuance of the directors or Management of the Corporation nor to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board must act honestly and in good faith with a view to the best interests of the Corporation.
A number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a Board faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only insofar as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed. The Corporation's Rights Plan does not preclude any shareholder from using the proxy mechanism of the Act (as defined below), the Corporation's governing corporate statute, to promote a change in the management or direction of the Corporation, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.
In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans in force at such time. The Board believes that this demonstrates that the existence of a shareholder rights plan does not itself prevent the making of an unsolicited bid. Furthermore, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.
The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.
Summary of the Rights Plan
The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meaning ascribed to such terms in the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement has been posted on SEDAR at www.sedar.com under the Corporation's SEDAR profile and it may also be viewed on the Edgar website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Operation of the Rights Plan
Pursuant to the terms of the Rights Plan, one right has been issued in respect of each Common Share outstanding as at 5:01 p.m. on March 29, 2010 (the "Record Time"). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the "Exercise Price"), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event, each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from the Corporation, effective at the close of business on the eighth trading day after the Stock Acquisition Date, upon payment to the Corporation of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.
Definition of Market Price
Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the five consecutive trading days (i.e. days on which the TSX is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.
Trading of Rights
Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in the Corporation's securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.
Separation Time
The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") of the close of business on the eighth business day after the earliest to occur of:

1.	the first date (the "Stock Acquisition Date") of a public announcement of facts indicating that a person has become an Acquiring Person; and

2.
the date of the commencement of, or first public announcement of the intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of the outstanding Common Shares of the Corporation other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred. From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one Common Share upon payment to the Corporation of the Exercise Price.
Flip-in Event
The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event".
In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived occurs (see "Waiver and Redemption" below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as of the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Lock-up Agreements with the Corporation's shareholders ("Locked-up Persons") who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).
The Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.
The Rights Plan requires that any Lock-up Agreement be made available to the Corporation and the public. The definition of Lock-up Agreement also provides that under a Lock-up Agreement, no "break up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.
Permitted Bid Requirements
The requirements of a Permitted Bid include the following:

a.	the take-over bid must be made by means of a take-over bid circular;

b.	the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

c.
the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (b) then only if at such date more than 50% of the then outstanding Common Shares held by shareholders other than any other Acquiring Person, the bidder, the bidder's affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any of its subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (the "Independent Shareholders"), have been deposited or tendered to the take-over bid and not withdrawn;

d.
the take-over bid must allow Common Shares to be deposited, unless the take-over bid is withdrawn, at any time up to the close of business on the date that the Common Shares are to be first taken up and paid for;

e.	the take-over bid must allow Common Shares to be withdrawn until taken up and paid for; and

f.
if more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid within the 60-day period and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3(a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date which is earlier than 35 days (or such longer minimum period of days that the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation) and the 60th day after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made.

Waiver and Redemption
The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.
The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of $0.00001 each, appropriately adjusted as provided in the Rights Plan (the "Redemption Price").
Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and the Corporation shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.
Amendment to the Rights Plan
The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, the Corporation may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. The Corporation may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.
Protection Against Dilution
The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.
Fiduciary Duty of Board
The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to the Corporation's shareholders as are considered appropriate.
Exemptions for Investment Advisors
Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.
Certain Canadian Federal Income Tax Considerations of the Rights Plan
Under the Tax Act, the issuance of rights to a recipient could be considered a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not resident in Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights will have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. The rights will be considered to have been acquired at no cost. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable, are exercised or are otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.
Eligibility for Investment
Provided that (i) each person who is an annuitant, a holder, a beneficiary, an employer or a subscriber under a particular plan deals at arm's length with the Corporation, and (ii) the Corporation remains a "public corporation" for purposes of the ITA at all material times, the rights will, based on the law applicable on the date hereof, be qualified investments under the ITA for registered retirement savings plans ("RRSP"), registered education savings plans, registered retirement income funds ("RRIF"), deferred profit-sharing plans, registered disability savings plans and tax-free savings accounts ("TFSA"), all as defined in the ITA. The issuance of rights will not affect the status of the Common Shares of the Corporation under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.
Notwithstanding that the rights may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a trust governed by a TFSA or the annuitant under a RRSP or RRIF that holds rights will be subject to a penalty tax if such rights are a "prohibited investment" for the purposes of the ITA. Rights will generally be a "prohibited investment" if the holder or the annuitant, as the case may be, does not deal at arm's length with the Corporation for the purposes of the ITA or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the ITA) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the ITA. The Department of Finance (Canada) released legislative proposals relating to the ITA on December 21, 2012, under which, if enacted, the rights would generally be a "prohibited investment" only where the holder or the annuitant, as the case may be, does not deal at arm's length with the Corporation for the purposes of the ITA or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the ITA) in the Corporation.  Holders should consult with their own tax advisors with respect to the prohibited investment rules having regard to their particular circumstances (including having regard to proposed amendments to the ITA released by the Department of Finance on December 21, 2012).
Term
If the Rights Plan is reconfirmed at the Meeting, the Rights Plan will remain in force until the "Expiration Time", being the earlier of the first annual meeting of shareholders of the Corporation following March 29, 2016, being the sixth anniversary of the Rights Plan Effective Date and the time at which the right to exercise rights shall terminate pursuant to the provisions of the Rights Plan pertaining to the redemption of rights and the waiver of the application of the Rights Plan, after which time it will automatically terminate.
The Rights Plan Reconfirmation Resolution requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). "Independent Shareholders" is generally defined to mean all holders of Common Shares of the Corporation other than any Acquiring Person (as defined below) or Offeror (as defined in the Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with any Acquiring Person or Offeror, as well as certain employee benefit plans. The Corporation believes that, as of the date hereof, all of the Corporation's shareholders qualify as Independent Shareholders.
Pursuant to its terms, the Rights Plan will continue in effect only if the Rights Plan Reconfirmation Resolution is approved by shareholders at the Meeting.
"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the continuation of the Shareholder Rights Plan evidenced by the Shareholder Rights Plan Agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated March 29, 2010 and substantially as described in the Management Information Circular of the Corporation dated March 21, 2013 be, and it is hereby, approved, ratified and confirmed; and

2.
any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution."

The Board of Directors believes that the Rights Plan is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Rights Plan Renewal Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Rights Plan Renewal Resolution at the Meeting:
SECTION 11.    CONFIRMATION OF AMENDMENT TO BY-LAW ONE
On March 21, 2013, the Board approved an amendment to the Corporation's By-Law One (the "By-Law Amendment") to add an advance notice requirement in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"); or (b) a shareholder proposal made pursuant to the provisions of the CBCA (the "Advance Notice Requirement").
The By-Law Amendment became effective upon its approval by the Board of Directors. However, pursuant to the provisions of the CBCA, the By-Law Amendment will cease to be effective unless approved, ratified and confirmed by a resolution adopted by a simple majority of the votes cast by shareholders at the Meeting. The full text of the By-Law Amendment is set forth in Schedule G to this Circular.
Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.
In the case of an annual meeting of shareholders, notice to the Corporation must be given not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.
In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.
The Corporation and its Board of Directors believe that the Advance Notice Requirement provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information, allowing the Corporation and the shareholders to evaluate all nominees' qualifications and suitability as a director of the Corporation. The purpose of the Advance Notice Requirement is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process.
The Board may, in its sole discretion, waive any requirement of the Advance Notice Amendment.
At the Meeting, shareholders will be asked to consider and, if deemed advisable, to adopt a resolution in substantially the form set out below (the "By-Law Amendment Resolution"), approving, ratifying and confirming the By-Law Amendment:
"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the amendment to By-Law One of Aeterna Zentaris Inc. (the "Corporation"), substantially in the form set out in the management information circular of the Corporation dated March 21, 2013, be, and it is hereby, approved, ratified and confirmed;

2.	the restatement of the Corporation's By-Law One to reflect the foregoing amendment be, and it is hereby, authorized; and

3.
any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution."

To be effective, the By-Law Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The Board of Directors believes that the By-Law Amendment is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the By-Law Amendment Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the By-Law Amendment Resolution at the Meeting.
SECTION 12.    STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board considers good corporate governance to be important to the effective operations of the Corporation. The Corporation complies with applicable Canadian legislation and regulations such as National Instrument 58‑101 - Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58‑201 - Corporate Governance Guidelines (the "CSA Governance Policy") of the Canadian Securities Administrators (the "CSA"). Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.
SECTION 13.    INDEBTEDNESS OF DIRECTORS AND OFFICERS
Neither at any time during the financial year ended December 31, 2012 nor as at March 21, 2013 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.
SECTION 14.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below, the Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
SECTION 15.    SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS
Shareholder proposals must be submitted no later than December 20, 2013 in order that the Corporation may include them in its management information circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2014.
SECTION 16.    ADDITIONAL INFORMATION
The Corporation will provide the following documents to any person or company upon request to the Chief Financial Officer of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

(i)
one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii)	one copy of this Circular.
In addition, the Corporation's annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2012.
SECTION 17.    MAIL SERVICE INTERRUPTION
If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8
Ontario 9th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830, 510 Burrard Street Vancouver, British Columbia V6C 3B9
SECTION 18.    DIRECTORS' APPROVAL
The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.
Dated at Montreal, Quebec, Canada, March 21, 2013.

Elliot Shapiro
Corporate Secretary

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.
All of the directors other than Dr. Engel, the President and Chief Executive Officer, namely Messrs. Aubut, Dorais, Ernst, Lapalme, Limoges, Meyers and Ms. Egbert, are independent.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.
Dr. Engel, the President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

C.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being seven (7) out of eight (8) directors. Management is proposing seven (7) candidates for election as directors at the Meeting, of which six (6) are independent.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Aubut, Marcel	Boralex Power Income Fund Boralex Inc.
Ernst, Juergen	Pharming Group N.V.
Lapalme, Pierre	BioMarin Pharmaceutical Inc.
Limoges, Gérard	Atrium Innovations Inc. Hartco Inc. Hart Stores Inc. PRO Real Estate Investment Trust

E.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

At virtually every Board meeting, there is a portion at which non-independent directors and members of management do not participate. In 2012, five meetings were held at which non-independent directors and members of management did not participate.

F.
Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

Mr. Juergen Ernst, Chairman of the Board, is an independent director. A summary description of the Chairman's role and responsibilities is provided in Section 3A below.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

	Board	Audit Committee	Governance Committee
Marcel Aubut	6/8	N/A	N/A
José P. Dorais	8/8	N/A	2/2
Carolyn Egbert(1)	5/5	N/A	N/A
Juergen Engel	7/8	N/A	N/A
Juergen Ernst	8/8	N/A	2/2
Pierre Lapalme	8/8	4/4	N/A
Gérard Limoges	8/8	4/4	2/2
Michael Meyers(2)	6/8	4/4	N/A
_________________________

(1)	Carolyn Egbert was appointed director on August 14, 2012 and has been a member of the Governance Committee since December 6, 2012.

(2)	Michael Meyers is not standing for re-election as a director at the Meeting.

2.	BOARD MANDATE
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board has adopted and approved a written mandate that was revised on March 4, 2008, a copy of which is attached as Schedule B to this Circular.

3.	POSITION DESCRIPTIONS

A.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chairman assists the President and CEO in overseeing the operational aspects involved in managing the Corporation. In addition, the Chairman ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

B.	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board and the CEO have developed a written position description for the CEO. The Board expects the CEO and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding:

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.

The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the CEO meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

Information is periodically provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.). At every meeting of the Board, directors have an opportunity to hear presentations by executive officers on various topics regarding the Corporation's operations.

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.
The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com and at www.sedar.com.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.
A copy of the Code was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code as and when it is updated. In addition, each new director, officer or employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

(iii)
Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed by the Corporation since January 1, 2012 regarding departures from the Code by directors or executive officers.

B.
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
On the website of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in conformity with the Corporation's policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.
The selection of new candidates is made by the Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee"). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.
The Governance Committee is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Governance Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the directors and officers.
The compensation of directors and officers is recommended by the Governance Committee to the Board for approval. Compensation is reviewed annually by means of studies and, with respect to a Reference Group composed of comparable companies. Please see Section 6.1, "Remuneration of Directors" and Section 6.2, "Compensation of Executive Officers" for more details.

B.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Governance Committee serves as the Board's compensation committee. Each member of the Governance Committee is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Governance Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Governance Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

D.
If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

No external compensation consultant or advisor was retained for the financial year ended December 31, 2012.

8.	OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Audit Committee and the Governance Committee are the sole standing committees of the Board.

9.	ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance Committee is responsible for assessing the Board as a whole and each individual director including the Chairman of the Board on an annual basis. The Chairman of the Board, who is also a member of the Governance Committee, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

SCHEDULE B
MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY
The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercise pursuant to the law, relating to the administration and affairs of the Corporation.

2.	COMPOSITION OF THE BOARD AND OPERATION
The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.
The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.
The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.
The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.
The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.
The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.
The Corporate Governance, Nominating and Human Resources Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.	RESPONSIBILITIES
The Board has the following specific responsibilities:

(a)	Strategic Planning

(i)	Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.

(ii)	Approving and monitoring the implementation of the Corporation's annual business plan.

(iii)	Advising management on strategic issues.

(b)	Human Resources and Performance Assessment

(i)	Choosing the Chief Executive Officer (the "CEO") and approving the appointment of officers of the company.

(ii)
Monitoring and assessing the performance of the CEO and other members of the Executive Committee and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.

(iii)	Assuring the existence and appropriately monitoring a management and Board succession planning process.

(iv)
Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members as well as relevant securities regulations and guidelines.

(v)	Approving the list of Board nominees to be submitted for election by shareholders.

(vi)	Approving stock option and stock grant awards exceeding the limits delegated to the CEO.

(vii)	Reviewing and considering management requests regarding the hiring of consultants associated with the committee's responsibilities.

(c)	Financial Matters and Internal Control

(i)	Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

(ii)
Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.

(iii)	Level of authority structure.

(iv)
Approving annual operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations exceeding an aggregate value.

(v)	Selecting, engaging and managing the external financial auditors of the company.

(vi)	Determining dividend policies and procedures.

(vii)
Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

(viii)
Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(a)	the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;

(b)	the review of the Audit Committee on external auditors' independence and qualifications;

(c)	the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and

(d)	the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

(ix)	Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

(x)	Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public.

(d)	Corporate Governance Matters

(i)	Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.

(ii)
Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

(iii)
Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

(iv)	Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

(v)	Adopting orientation and continuing education programs for directors.

(e)	Pension-Related Matters

(i)	Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008.

SCHEDULE C
AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT
The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.
The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS
The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

•	Perform activities within the scope of its charter.

•	Engage independent counsel and other advisers as it deems necessary to carry out its duties.

•	Set and pay the compensation for any advisors it employs.

•	Ensure the attendance of company officers at meetings as appropriate.

•	Have unrestricted access to members of management, employees and relevant information.

•	Communicate directly with the internal and external auditors.

3.	COMPOSITION

•	The Audit Committee shall be formed of a minimum of three members, each of which shall be a director not holding a management function.

•	Each member shall provide a useful contribution to the Committee.

•	All members shall be independent of management.

•	All members must be financially literate.

•	The chairperson of the Audit Committee shall be appointed by the Board from time to time.

•	The term of the mandate of each member shall be generally one year.

•	The quorum requirement for any meeting shall be a majority of the members.

•	The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.	MEETINGS

•	If deemed necessary, the Audit Committee may invite other individuals.

•	External auditors shall be invited, if needed, to make presentations to the Audit Committee.

•	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

•	The Audit Committee will meet with the external auditors at least once a year without management presence.

•	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

(i)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(ii)	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

(iii)
Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

(iv)
Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

(v)
Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.

(vi)	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

(vii)
Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

(viii)	Meet with management and the external auditors to review the financial statements and the results of the audit.

(ix)	Consider management's handling of proposed audit adjustments identified by the external auditors.

(x)	Ensure that the external auditors communicate certain required matters to the Committee.

(xi)
Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

(xii)
Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

(xiii)	To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

•	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

•	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;

•	Generally accepted accounting principles have been consistently applied;

•	There are any actual or proposed changes in accounting or financial reporting practices;

•	There are any significant or unusual events or transactions;

•	The company's financial and operating controls are functioning effectively;

•	The company has complied with the terms and conditions of loan agreements or security indentures; and

•	The interim financial statements contain adequate and appropriate disclosures.

(xiv)	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

(i)	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

(ii)	Consider the independence of the external auditor and any potential conflicts of interest.

(iii)	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

(iv)	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

(v)	Make sure to receive periodic reports from the external auditors.

(vi)
Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

(vii)
Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

(viii)	Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

(ix)
Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

(x)	Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

C.	Internal Control

(i)
Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

(ii)
Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

(iii)	Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.

(iv)	Gain an understanding of the current areas of financial risk and how these are being handled by the management.

(v)
Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

(vi)	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(vii)	Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

(viii)
Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

D.	Corporate governance

(i)
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

(ii)	Periodically obtain updates from management, general counsel, and tax director regarding compliance.

(iii)	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

(iv)	Review the findings of any examinations by regulatory agencies.

(v)	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

(vi)	Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

(vii)	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

(viii)	Review the program for monitoring compliance with the Code of Ethical Conduct.

(ix)	Periodically obtain updates from management and general counsel regarding compliance.

E.	Other Responsibilities

(i)	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

(ii)	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

(iii)	Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

(iv)	Review the policies and procedures in effect for considering officers' expenses and perquisites.

(v)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

(vi)	Perform other oversight functions as requested by the full Board.

(vii)	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

(viii)	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

(ix)
Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.

(x)
Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

(xi)	Review and update the Committee charter annually.

(xii)	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009 and March 23, 2010.

SCHEDULE D
MANDATE OF THE CORPORATE
GOVERNANCE, NOMINATING AND HUMAN
RESOURCES COMMITTEE

The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") of Aeterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.	COMPOSITION OF THE COMMITTEE AND OPERATION
The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. A majority of the members of the Governance Committee should have experience that is relevant in executive compensation matters and/or the appropriate skills and experience to assist the Governance Committee in making decisions on the suitability of executive compensation policies and practices. The chairperson of the Governance Committee shall be appointed by the Board from time to time, and the term of the mandate of each member shall be generally one year. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.
The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.
The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof. The Governance Committee or its Chair shall pre-approve all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the Governance Committee in determining compensation for any of the Corporation's directors or executive officers, other than or in addition to compensation services.
The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.	RESPONSIBILITIES
The Governance Committee has the following responsibilities:

(a)	Board of Directors

(i)	Monitoring the size and composition of the Board to ensure effective decision-making.

(ii)
Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.

(iii)	Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.

(iv)	Assisting the Board in determining Board committee membership.

(v)	Making recommendations to the Board with respect to directors' compensation.

(vi)	Reviewing periodically the mandates of the Board and its committees.

(vii)	Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

(b)	Corporate Governance Matters

(i)
Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.

D-1

(ii)
Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

(iii)
Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.

(iv)
Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

(v)	Developing and reviewing orientation and continuing education programs for directors.

(vi)
Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

(c)	Senior Management

(i)	Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.

(ii)
Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.

(iii)	Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.

(iv)
Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.

(v)	Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.

(vi)
Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

(d)	Other Human Resources Matters

(i)
Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

(ii)	Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.

(iii)	Making recommendations to the Board with respect to incentive compensation plans, including securitybased compensation plans.

(iv)	Overseeing risk identification and management in relation to executive compensation policies and practices and reviewing disclosure in this respect.

(v)	Overseeing the selection of a benchmark group for the purposes of determining executive compensation or any element of compensation and reviewing disclosure in this respect.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.
Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010 and March 27, 2012.

D-2

SCHEDULE E
CODE OF ETHICAL CONDUCT

Aeterna Zentaris Inc. ("Aeterna Zentaris") and all of the directors, officers and employees of Aeterna Zentaris and its subsidiaries (collectively with Aeterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.
Accordingly, the Board of Directors of Aeterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Aeterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.
This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company and ask for help.
Policies and Practice
General Conduct - Conflicts of Interest
You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.
You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.
Protection and Proper Use of Aeterna Zentaris' assets
All employees, officers and directors should protect Aeterna Zentaris' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Aeterna Zentaris' assets. All of Aeterna Zentaris' assets should be used only for legitimate business purposes.
Fair Dealing
Each employee, officer and director shall endeavor to deal fairly with Aeterna Zentaris' partners, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations
In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.
Public Disclosure - Confidentiality of Non-Public Information
As a public company, Aeterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Aeterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Aeterna Zentaris.
Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.
In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.
You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.
Compliance with this Code of Ethical Conduct
All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.
The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.
Duty to Report Violations of this Code of Ethical Conduct - No Retaliation
The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.
All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.
Details, on how to access this reporting service or how to contact the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company, are available on Aeterna Zentaris' Web site at www.aezsinc.com under section Investors/Governance.
Disciplinary Actions
The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.
As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of employment.
In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct
Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. The Board of Directors of Aeterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Aeterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Aeterna Zentaris) may be made by the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company.
Aeterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Aeterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.
Amendments to this Code of Ethical Conduct
The Board of Directors of Aeterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.
Final Provision
The Senior Vice President, Administration and Legal Affairs and the Corporate Secretary of the Company agree to keep each other informed of the reception of any information or report in connection with the Code of Ethical Conduct.
Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on November 3, 2004, December 13, 2005, March 2, 2007 and March 10, 2009.

SCHEDULE F

AMENDED AND RESTATED STOCK OPTION PLAN OF
~~ÆTERNA~~AETERNA ZENTARIS INC.

1.	Purpose of the Plan

1.1
The purpose of the stock option plan for directors, officers, employees and suppliers of ongoing services (the "Plan") of ~~Æterna~~Aeterna Zentaris Inc. (the "Corporation") is to secure for the Corporation and its shareholders the benefit of an incentive interest in share ownership by directors, officers and employees of the Corporation and its Subsidiaries, as the case may be, and by certain designated suppliers of ongoing services.

2.	Administration

2.1
The Plan shall be administered by the Corporation's Board of Directors (the "Board") or the Corporate Governance, Nominating and Human Resources Committee, as the same may be constituted from time to time (the "Committee"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.

3.	Shares Subject to the Plan

3.1
The shares issuable further to the exercise of options granted under the Plan are the Common Shares of the Corporation (the "Shares"). The total number of Shares that may be issued under the Plan shall not exceed eleven point four percent (11.4%) of the total number of issued and outstanding Shares at any given time. No Optionee (as defined hereinbelow) shall hold options to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time.

3.2
In addition: (i) the number of securities ~~issued~~ issuable to "insiders" (as such term is defined in the TSX Company Manual) of the Corporation, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed ten percent (10% ) of its issued and outstanding securities; and (ii) the number of securities ~~issuable~~ issued to insiders of the Corporation, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed ten percent (10%) of its issued and outstanding securities.

3.3
In addition: (i) the aggregate fair value of options granted under all security-based compensation arrangements of the Corporation to any one non-employee director of the Corporation entitled to receive a benefit under the Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Committee; and (ii) the aggregate number of securities issuable to all non-employee directors of the Corporation entitled to receive a benefit under the Plan, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed one percent (1%) of its issued and outstanding securities.

3.4
All options that are exercised, or that expire or are cancelled without being exercised, shall become available to be granted (or "reloaded") under the terms of the Plan upon such exercise, cancellation or expiration, as the case may be.

4.	Grant of Options

4.1
The Board or the Committee shall from to time designate the directors (non-employee directors in the case of directors of the Corporation), officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or suppliers of ongoing services to whom options shall be granted (an "Optionee") and the number of Shares covered by each of such options. For the purposes of the Plan, "Subsidiaries" shall mean any legal entity of which the Corporation holds or is the beneficiary, at any time, directly or indirectly, otherwise than as security only, of securities conferring over fifty percent (50%) of the votes enabling it to elect the majority of the directors of such entity as well as any current or future Subsidiary of such legal entity. Any Optionee may hold more than one option. The granting of each option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the subscription price, the terms and conditions of exercise of the option and the option period.

4.2
Subject to the provisions of Section 3, the non-employee directors of the Corporation are eligible to receive grants of up to ~~40,000 options upon or in connection with their election or appointment to the Board and are eligible to receive grants of up to 20,000 options for each and every year thereafter~~60,000 options per year. These options shall be vested over a period of three (3) years in equal thirds with the first third becoming vested on the first anniversary of the grant date, the second third becoming vested on the second anniversary of the grant date and the final third becoming vested on the third anniversary of the grant date. The specific number of options to be granted to non-employee directors in accordance with the foregoing shall be determined by the Board upon recommendation of the Committee.

5.	Exercise Price

5.1
The exercise price of an option shall be established by the Board or the Committee at the time of the grant and this price shall not be less than the greater of the closing prices of the Shares on the Toronto Stock Exchange and the Nasdaq National Market on the last trading day preceding the date of grant of the option (the "Grant Date"). If either of these exchanges is closed or if the Shares did not trade on one of the two exchanges on the last trading day preceding the Grant Date, the exercise price shall be the closing price of the Shares at the open exchange ("Exercise Price").

The closing price of the Shares shall be converted into Canadian dollars, when this conversion is required, at the noon buying rate of the Bank of Canada on the last trading day preceding the Grant Date established in the previous paragraph.

6.	Option Period

6.1
Subject to the provisions of Section 6.2, each option granted under the Plan shall be exercisable during a period established by the Board or the Committee (the "Option Period"). The Option Period shall commence no earlier than the Grant Date and shall terminate no later than ten years after such date (the "Outside Expiry Date").

6.2
Notwithstanding the provisions of Section 6.1, an option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "Early Expiry Date"), unless the Board or the Committee decides otherwise:

6.2.1
(i) in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns or voluntarily leaves his employment with the Corporation or one of its Subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for just cause, as the case may be, including, without limiting the scope of the foregoing, in the event of a breach of his obligations to the Corporation, or (ii) in the case where the Optionee is a director of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its Subsidiaries, the date on which such Optionee ceases to be a member of the relevant Board of Directors for any reason other than death;

6.2.2 (i) in the case where the Optionee is an officer or employee, six (6) months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or (ii) in the case where the Optionee is a director of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, six (6) months following the date on which such Optionee ceases to be a member of the relevant Board of Directors by reason of death;

6.2.3
in the case where the Optionee is an officer or employee, thirty (30) days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in paragraphs 6.2.1 and 6.2.2 including, without limiting the scope of the foregoing, disability, long-term illness, retirement or early retirement; or

6.2.4
in the case where the Optionee is a supplier of ongoing services, thirty (30) days following the date on which the Optionee ceases to act as a supplier of ongoing services to the Corporation or any of its Subsidiaries, as the case may be, for any cause or reason.

6.3
Subject to Section 6.4 hereof, all rights conferred by an option under the Plan that shall not have been exercised by either an Early Expiry Date or the Outside Expiry Date shall be forfeited and cancelled.

6.4
If an Early Expiry Date or the Outside Expiry Date applicable to any option granted under the Plan falls within a blackout period imposed by the Corporation under the Corporation's trading restrictions and blackout periods policy (as such policy may be amended from time to time by the Corporation), or within seven (7) business days immediately following such a blackout period, then the applicable Early Expiry Date or the Outside Expiry Date, as the case may be, will be automatically extended to the date which is seven (7) business days after the last day of the blackout period. The seven (7) business day extension period established in this paragraph is a fixed period which is not subject to Board discretion.

7.	Exercise of Options

7.1
Subject to the provisions of Section 6, an option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise schedule established by the Board or the Committee and applicable at the time of the grant.

7.2
An option may be exercised by written notice to the Secretary of the Corporation. Such notice shall set forth the number of options exercised and the number of underlying Shares subscribed for pursuant to such exercise and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Exercise Price. The Corporation shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than ten (10) business days following the receipt of such notice and cheque.

8.    No Assignment

8.1	No option or interest therein shall be assignable by the Optionee other than by will or in accordance with the applicable laws of estates and succession.
9.    Not a Shareholder

9.1	An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her option until he/she shall have become the holder of record of such Shares.
10. Offer for Shares of the Corporation

10.1
In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Corporation to each Optionee and all unexercised options will become exercisable immediately at the Exercise Price, but only to the extent necessary to enable an Optionee to tender his/her Shares in response to the offer should the Optionee so desire.

11.	Modification of the Plan
Board, shareholder and requisite regulatory approvals shall be required for any of the following amendments to be made to the Plan:

11.1
any amendment to Section 3.2 that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under this Plan otherwise prohibited by Section 3.2;

11.2	any amendment to the number of securities issuable under the Plan (except for any adjustment described in paragraph 12.1.4 hereof);

11.3	any amendment which would permit any option granted under the Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

11.4	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

11.5	the addition of a deferred or restricted share unit or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

11.6	with respect to any Optionee (whether or not such Optionee is an "insider" of the Corporation),

(i)	any reduction in the exercise price of any option after the option has been granted, or

(ii)	~~(ii)~~ any cancellation of an option and the re-grant of that option under different terms, or
~~except in respect of any adjustment described in paragraph 12.1.4 hereof;~~

(iii)	~~11.7~~ any extension to the term of an option beyond the Outside Expiry Date ~~to an Optionee who is an "insider" of the Corporation~~ (except for extensions made pursuant to Section 6.4), except in respect of any adjustment described in paragraph 12.1.4 hereof;

11.7	~~11.8~~ any amendment to the method of determining the exercise price of an option granted pursuant to the Plan;

11.8	~~11.9~~ the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; ~~and~~

11.9
any amendment to Section 3.3 that would have the effect of removing or increasing the limitations on the aggregate number of securities issuable to, and/or the aggregate fair value of options granted or that may be granted to, non-employee directors within any one-year period (except for any adjustment described in paragraph 12.1.4 hereof); and

11.10 any amendment to this Section 11.
12. Amendments and Termination

12.1
The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, make all other amendments to the plan that are not contemplated in Section 11 above including, without limitation, the following:

12.1.1 amendments of a "housekeeping" or clerical nature or to clarify the Plan's provisions;
12.1.2 amendments regarding any vesting period of an option;

12.1.3
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Optionee~~, or the extension of an option beyond the Outside Expiry Date in respect of any Optionee who is a "non-insider" of the Corporation~~;

12.1.4
adjustments to the number of issuable Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Shares;

12.1.5	discontinuing or terminating the Plan; and

12.1.6	any other amendment which does not require shareholder approval under Section 11 hereof.

12.2	Notwithstanding Section 12.1 above, the Corporation shall not contravene any requirements, rules, laws and regulations of the TSX or of any regulatory authorities.

12.3
Notwithstanding any provisions to the contrary, any amendment to or termination of the Plan shall in no way amend or otherwise affect the conditions of the options already granted under the Plan to the extent that such options have not then been exercised, unless the rights of the optionholder have already expired or have already been fully exercised or unless the optionholder affected by such change has already agreed to it.

13.	Miscellaneous Provisions

13.1
The Corporation's obligations under the terms of the Plan are subject to all applicable laws, regulations or rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

13.2
The participation in the Plan of a director, an officer or an employee of the Corporation or any of its Subsidiaries shall be entirely optional and shall not be interpreted as conferring upon a director, an officer or an employee of the Corporation or any of its Subsidiaries any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an officer or employee at any time. Any notice of dismissal given to an officer or employee at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment for purposes of the Plan.

13.3
No director, officer or employee of the Corporation or any of its Subsidiaries shall acquire the automatic right to be granted one or more options under the terms of the Plan by reason of any previous grant of options under the terms of the Plan.

13.4	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

13.5
The Corporation and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a director, an officer or an employee of, or supplier of ongoing services to, the Corporation or any of its Subsidiaries, and such persons are urged to consult their own tax advisors in such regard.

13.6	The Plan and any option granted under the terms of the Plan shall be governed and interpreted according to the laws of the Province of Quebec and the laws of Canada applicable thereto.

13.7
Once approved by the Corporation's shareholders, the Plan will modify and restate the stock option plan adopted by the Corporation on November 7, 1995 as amended. This Plan confers no other advantage ~~to~~upon the beneficiaries of the stock option plan.

STOCK OPTION PLAN
OF ~~ÆTERNA~~AETERNA ZENTARIS INC.
SUBSCRIPTION FORM

(Date)

~~Æterna~~Aeterna Zentaris Inc.
1405 ~~boul.~~ du Parc-Technologique Blvd.
Québec, Québec
G1P 4P5

Attention of the Secretary

I, the undersigned, _________________, hereby exercise __________ options and subscribe for _________ Common Shares of ~~Æterna~~Aeterna Zentaris Inc. (the "Corporation") pursuant to the exercise of such options under the terms of the Stock Option Plan of the Corporation, out of the __________Common Shares available for purchase by the undersigned, and I enclose herewith my certified cheque (or money order) made payable to the order of ~~Æterna~~Aeterna Zentaris Inc., in the amount of ___________ dollars in payment of the said subscription.

(Signature)

(Full Address)

(Telephone)

The French version of this Schedule shall prevail.

SCHEDULE G
AETERNA ZENTARIS INC.
(the "Corporation")
BY-LAW 2013-1: Advance Notice By-law

By-law One of the Corporation is hereby amended by adding the following thereto as Section 1.7 to form part thereof.
1.7    Nominations of Directors. Subject only to the Canada Business Corporations Act (the "Act") and the articles of the Corporation (the "Articles"), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this Section 1.7 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 1.7.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.
To be timely, a Nominating Shareholder's notice to the Secretary of the Corporation must be made:

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the "Notice Date") of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

c.
In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

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b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 1.7; provided, however, that nothing in this Section 1.7 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.
For purposes of this Section 1.7:

a.
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
"Applicable Securities Laws" means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.

Notwithstanding any other provision of this Section 1.7, notice given to the Secretary of the Corporation pursuant to this Section 1.7 may only be given by personal delivery, facsimile transmission or by email (to the Secretary of the Corporation), and shall be deemed to have been given and made only at the time it is served by personal delivery, email or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Québec time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.
Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 1.7.
CURRENCY
This By-law was last revised and approved by the Board on March 21, 2013.

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Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec, Québec, Canada T 418-652-8525 F 418-948-9191
www.aezsinc.com

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Questions and Further Assistance
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Email: askus@georgeson.com